SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                deltathree, Inc.
                       (Name of Subject Company (issuer))

                              D3 Acquisition, Inc.
                                    (Offeror)
        Atarey Hasharon Chevra Lepituach Vehashkaot Benadlan (1991) Ltd.
                             (Affiliate of Offeror)
                            (Names of Filing Persons)

                CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                       24783N 10 2 - Class A Common Stock
                      (CUSIP Number of Class of Securities)

                                    Ehud Erez
                                    President
                              D3 Acquisition, Inc.
                            El-Ad Group (Canada) Inc.
                          5001 Yonge Street, Suite 1501
                         Toronto, Ontario M2N 6P6 Canada
                            Telephone: (416) 223-4403
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Persons)

                                    Copy to:
                             Travis L. Gering, Esq.
                              Wuersch & Gering LLP
                          11 Hanover Square, 19th Floor
                               New York, NY 10005
                             Telephone: 212-509-5050

                            CALCULATION OF FILING FEE

             Transaction Valuation*                         Amount of Filing Fee
             ----------------------                         --------------------

      Filing relates solely to preliminary
      communications made before the
      commencement of a tender offer.                               None

* Set forth the amount on which the filing fee is calculated and state how it was determined.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      |X|   third-party tender offer subject to Rule 14d-1.

      |_|   issuer tender offer subject to Rule 13e-4.

      |X|   going-private transaction subject to Rule 13e-3.

      |_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

Amount previously paid: Not applicable.       Filing party: Not applicable.

Form or registration No.: Not applicable.     Date filed: Not applicable.

PRELIMINARY COMMUNICATION:

On February 6, 2003, D3 Acquisition, Inc. ("D3 Acquisition") disclosed that it had delivered a letter to the board of directors of deltathree, Inc. ("deltathree"), relating to a proposal to purchase all of the outstanding shares of deltathree Class A Common Stock (the "Common Stock") not already owned by Atarey Hasharon Chevra Lepituach Vehashkaot Benadlan (1991) Ltd. ("Atarey") for a price of $0.70 per share in cash by means of a cash tender offer. The proposal contemplates that upon successful completion


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

of the tender offer, D3 Acquisition would merge into deltathree with deltathree surviving and continuing as a wholly-owned private subsidiary of Atarey. D3 Acquisition is a wholly-owned special purpose acquisition corporation formed by Atarey. Atarey currently own approximately 71% (20,655,402 shares) of deltathree's outstanding Class A Common Stock. D3 Acquisition has been advised by deltathree that its board of directors has formed a special committee comprised of independent directors to evaluate the proposal and negotiate its terms.

D3 Acquisition has been advised by deltathree that a special committee of its board of directors has retained Kaufman Bros., L.P. ("KBRO") as its financial advisor to assist the special committee in evaluating strategic alternatives, including a possible sale of the company. Among other things, KBRO is assisting the special committee in its assessment of the D3 Acquisition proposal. Upon completion of this review process, the special committee of independent directors is expected to make its recommendation to the Company's board of directors in due course. There can be no assurance that deltathree or Atarey will proceed with the proposed transaction or any of the other strategic alternatives considered or when any resulting transaction would occur.

This preliminary communication contains forward-looking statements relating to future events and results that are based on current expectations. Investors are cautioned that these forward-looking statements reflect numerous assumptions and involve risks and uncertainties that may affect D3 Acquisition's decision whether to undertake the contemplated tender offer for the Common Stock of deltathree and cause actual results to differ materially from these forward-looking statements.

OTHER IMPORTANT INFORMATION:

The tender offer for the outstanding shares of deltathree Common Stock has not yet commenced. This preliminary communication is neither an offer to purchase nor a solicitation of an offer to sell securities of deltathree. If and when a tender offer is made for the common stock of deltathree, deltathree's stockholders are advised to read the tender offer statement, which would be filed by D3 Acquisition with the U.S. Securities and Exchange Commission, and the related solicitation/recommendation statement that would be filed by deltathree with the Commission at the commencement of any tender offer. The tender offer statement (which would probably include an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement would contain important information that should be read carefully before any decision is made with respect to a tender offer. If a tender offer is commenced, deltathree stockholders would be able to obtain a copy of these documents from the purchaser's information agent, without charge, upon request. You will also be able to obtain the tender offer statement and other documents that are filed with the Securities and Exchange Commission for free on the Securities and Exchange Commission's web site at http://www.sec.gov.


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

You can call us at (416) 223-4403 or write to us at:

                              D3 Acquisition, Inc.
                         Attention: Ehud Erez, President
                          c/o El-Ad Group (Canada) Inc.
                          5001 Yonge Street, Suite 1501
                            Toronto, Ontario M2N 6P6

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